 

A+
12/9/2003

So 12/9/03 ×+

SECURITI 03041689 SSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

~~B-5148~~

8-15775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __10/01/02__ AND ENDING __09/30/03__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BODELL OVERCASH ANDERSON & CO., INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

ONE FENTON BUILDING
_____
                        (No. and Street)

JAMESTOWN   NEW YORK   14702
_____   _____   _____
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL R. OVERCASH   (716) 484-7141
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KANE & SABO CPA'S, P.C.
_____
            (Name – if individual, state last, first, middle name)

5225 SHERIDAN DRIVE   WILLIAMSVILLE   NEW YORK   14221
_____   _____   _____   _____
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, DANIEL R. OVERCASH _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BODELL OVERCASH ANDERSON & CO., INC. _____ , as of SEPTEMBER 30 _____ , 2003 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CEO
Title

_____
Notary Public

MARCIA A. TOWN, Commissioner of Deeds
in and for the City of Jamestown, NY
My Commission Expires November 14, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BODELL OVERCASH ANDERSON & CO., INC.

(SEC. I.D. NO. 8-05148)
Statement of Financial Condition
as of September 30, 2003
and Independent Auditors' Report and
Supplemental Report on Internal Control Structure

* *

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

Kane
& Sabo *Certified Public Accountants, P.C.*

Mark S. Kane, CPA
James J. Sabo, CPA

INDEPENDENT AUDITORS' REPORT

The Shareholders
Bodell Overcash Anderson & Co., Inc.:

We have audited the statement of financial condition of Bodell Overcash Anderson & Co., Inc. as of September 30, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement presents fairly, in all material respects, the financial condition of Bodell Overcash Anderson & Co., Inc. at September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

October 15, 2003

1

5225 Sheridan Drive • Williamsville, New York 14221 • Tel: (716) 633-7022 • Fax (716) 632-0522
12 Madison Street • Wellsville, New York 14895 • Tel: (716) 593-5011 • Fax (716) 593-3295
E-mail: info@kanesabocpas.com

BODELL OVERCASH ANDERSON & CO., INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

ASSETS

Cash	$	58,500
Cash - special account for the benefit of customers		8,275
Advances to employees		4,694
Commissions receivable		44,741
Prepaid expenses		10,292
Note receivable, employee		3,188
Deposit with clearing organization		10,000
Investments		3,253
Equipment and improvements, at cost, less accumulated depreciation of $89,766		20,832
TOTAL ASSETS		163,775

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable	10,963
Accrued expenses	40,648
Total liabilities	51,611

SHAREHOLDERS' EQUITY

Common stock - no par value; authorized 200 shares, issued 91 shares, of which 15 shares are held as treasury stock	43,500
Additional paid-in capital	3,436
Retained earnings	65,228
Total shareholders' equity	112,164
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 163,775

See notes to the financial statements.

2

BODELL OVERCASH ANDERSON & CO., INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Description of Business - Bodell Overcash Anderson & Co., Inc. was a self clearing broker and dealer in securities through December 31, 1993. On January 1, 1994 the Company became a fully disclosed broker and dealer in securities clearing all trades, with the exception of mutual funds, through First Southwest Company. The Company was founded in Jamestown, New York in 1970 with offices in Jamestown, Fredonia, and Lockport, New York.

    Segregated Cash - Cash is segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

    Customers' Securities Transactions - Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

    Equipment and Improvements - Equipment and improvements are carried at cost. Depreciation is computed using the straight-line method over the estimated service lives of the property. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **CASH SEGREGATED UNDER FEDERAL REGULATIONS**

    Cash of $8,275 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

3. **NOTE RECEIVABLE - EMPLOYEE**

    The Company entered into a unsecured loan agreement with an employee for a total of $7,000 payable in sixty monthly installments of $143 including interest at 6% per annum. The outstanding balance at September 30, 2003 was $3,188.

4. **PROFIT SHARING PLAN**

The Company has a qualified, noncontributory profit sharing plan for eligible employees of the Company. The Company's contribution to the plan, as determined by the Board of Directors on a yearly basis, is discretionary but may not exceed 15% of the annual compensation paid to all participating employees. The Company's contribution to the profit sharing plan for the year ended September 30, 2003 was $ 0.

5. **NET CAPITAL PROVISIONS**

Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. Net capital and the related ratio of aggregate indebtedness to net capital (both as defined) may fluctuate on a daily basis. At September 30, 2003 the Company had net capital and net capital requirements of approximately $69,880 and $50,000, respectively. The Company's net capital ratio of aggregate indebtedness to net capital which may not exceed 15 to 1 under Rule 15-c3-1 was .73 to 1.00 at September 30, 2003.

6. **INCOME TAXES**

Income taxes consist of the following at September 30, 2003:

Provision for Federal Income Tax	$	(1,093)
Provision for NYS Franchise Tax		(455)
Provision for California Tax		800
Total	$	(748)

7. **LEASE COMMITMENT**

The Company leases its Jamestown and Fredonia, New York offices on a month to month basis at $1,050 and $500, respectively, per month.

On October 1, 2002, the Company entered into a two-year operating lease agreement for its Lockport, New York office. The annual rental for the lease is $11,110.

4

Kane
& Sabo Certified Public Accountants, P.C.

Mark S. Kane, CPA
James J. Sabo, CPA

Bodell Overcash Anderson & Co., Inc.
One Fenton Building
Jamestown, New York

Dear Sirs:

In planning and performing our audit of the financial statements of Bodell Overcash Anderson & Co., Inc. (the "Company") for the year ended September 30, 2003, we considered its internal control structure including the procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) ;(2) in complying with the requirements for prompt payment for mutual fund securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5225 Sheridan Drive • Williamsville, New York 14221 • Tel: (716) 633-7022 • Fax (716) 632-0522
12 Madison Street • Wellsville, New York 14895 • Tel: (716) 593-5011 • Fax (716) 593-3295
E-mail: info@kanesabocpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and should not be used for any other purpose.

October 15, 2003